SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of January, 2006

Copa Holdings, S.A.
(Translation of Registrant’s Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda Urbanización Costa del Este Complejo Business Park, Torre Norte Parque Lefevre Panama City, Panama
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure:  Press Release - COPA AIRLINES EXPANDS CODE SHARE FLIGHTS WITH BRAZILIAN AIRLINE GOL

Copa Airlines Expands Code Share Flights With Brazilian Airline GOL

Copa Airlines Continues to be the Most Direct Way to Connect Within the
Americas

          PANAMA CITY, Jan. 19 /PRNewswire/ -- As part of its policy to add new routes and services, Copa Airlines announced today the expansion of its code share agreement with its partner GOL Linhas Aereas Inteligentes.

          As of today, the airlines will jointly offer daily code share flights between the Hub of the Americas operated by Copa Airlines in Panama, and the Brazilian cities of Sao Paulo and Rio de Janeiro.

          Both airlines anticipate that the expansion of this code share agreement will generate more air travel options for passengers, and allow for increased tourism and economic activity between Panama and Brazil.

           “We are pleased to continue growing our commercial alliance with GOL. This expansion increases code share travel options for our passengers and further strengthens Copa Airlines’ Hub of the Americas in Panama,” stated Jorge Garcia, Commercial Vice President of Copa Airlines.

           “Increasing flight frequencies not only proves the code share agreement is successful, but more importantly creates additional benefits for customers of both companies” says Wilson Maciel Ramos, Vice President of Planning and Information Technology at GOL Linhas Aereas Inteligentes.

          Copa Airlines and GOL Linhas Aereas Inteligentes began their alliance cooperation in 2005.  Both airlines have expressed their satisfaction with the results generated by the cooperation and indicated they will continue working together to further develop the relationship.

          About Copa Airlines

          Copa Airlines, subsidiary of Copa Holdings S.A. (NYSE: CPA), is a leading Latin American provider of international airline passenger service.  Operating from its strategic location at the Hub of the Americas in the Republic of Panama, Copa currently offers approximately 80 daily scheduled flights to 30 destinations in 20 countries in North, Central and South America and the Caribbean.  In addition, Copa provides passengers with access to flights to more than 120 other international destinations through codeshare agreements with Continental Airlines and other airlines.  Copa and Continental also share a strategic alliance partnership that includes joint participation in Continental’s award-winning frequent flyer program, OnePass(R).  For more company information, visit http://www.copaair.com.

          About GOL Linhas Aereas Inteligentes

          GOL Linhas Aereas Inteligentes, a low cost, low fare airline, is one of the most profitable and fastest growing airlines in the industry worldwide. GOL operates a simplified fleet with a single class of service.  The Company has one of the youngest and most modern fleets in the industry resulting in low maintenance, fuel and training costs, with high aircraft utilization and efficiency ratios. In addition, safe and reliable services, which stimulate GOL’s brand recognition and customer satisfaction, allow GOL to have the best value proposition in the market.  GOL currently offers over 430 daily flights to 49 major business and travel destinations in Brazil, Argentina, Bolivia, Uruguay and Paraguay with substantial expansion opportunities. GOL’s growth plans include increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic South American travel destinations. GOL’s shares are listed on the NYSE and the Bovespa. GOL: here everyone can fly!

          This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this presentation include those described under the caption “Risk Factors” and “Special Note About Forward- Looking Statements” in the Company’s registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.

(Registrant)

Date: 01/19/2006
	By:	/s/ Victor Vial

	Name:	Victor Vial
	Title:	CFO